[Letterhead of Jefferies Group, Inc.]
October 26, 2007
Timothy A. Geishecker
Senior Counsel
Securities & Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Jefferies Group, Inc. Definitive 14A filed April 10, 2007
File Number 001-14947
Dear Mr. Geishecker:
     This letter confirms that we have received your letter dated September 26, 2007 containing comments regarding the Jefferies Group, Inc. Definitive Proxy Statement filed on April 10, 2007. We have reviewed the comments and requests for additional information and are in the process of preparing responses to each item raised and gathering the requested information. We hereby request an extension of time to prepare our response until December 10, 2007.
     The extension will permit us to have our draft responses reviewed by our Compensation Committee, which meets next on December 3, 2007, and to integrate any changes from that meeting into our response.

Sincerely,
/s/ Roland T. Kelly

Roland T. Kelly Assistant Secretary